December 28, 2023

VIA ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Richie

Re:	RetinalGenix Technologies Inc.
Post-Effective Amendment No. 3 to Registration Statement on Form S-1
Filed November 6, 2023
File No. 333-258528

Dear Mr. Richie:

We submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 20, 2023 (the “Comment Letter”), relating to the above-referenced filing.

Post-Effective Amendment No. 3 to Registration Statement on Form S-1

General

1.	We note that certain of your selling shareholder(s) appear to be registering additional shares on this post-effective amendment. To the extent this increase in the number of shares represents the registration of transactions in shares not covered by the registration statement when it was initially declared effective, explain why you believe you can include additional shares by means of a post-effective amendment. Refer to Securities Act Rule 413. For additional guidance, see Question 210.01 of Securities Act Rules Compliance and Disclosure Interpretations, available on our public website.

Response: Due to clerical error, shares being registered were inadvertently increased according to a percentage for each shareholder. We have revised the share amount to reduce the number of shares that being registered. Please note that certain shareholder beneficial ownership information has been revised and updated. We have attached Schedule A which sets forth which information has changed subsequent to filing the original post-effective amendment.

United States Securities & Exchange Commission

December 28, 2023

2.	We note your disclosure that this post-effective amendment is being filed pursuant to Section 10(a)(3) of the Securities Act to update the registration statement to include, among other things, the audited financial statements of the registrant as of and for the year ended December 31, 2022. However, we also note that the most recent financial statement update for this registration statement was filed via post-effective amendment on June 6, 2022, which included financial statements as of and for the year ended December 31, 2021. Under Section 10(a)(3) of the Securities Act, “when a prospectus is used more than nine months after the effective date of the registration statement, the [audited financial] information contained therein shall be as of a date not more than sixteen months prior to such use.” Please tell us whether you engaged in the offer or sale of your securities using the prospectus during which time the audited financial statements in the prospectus were not current. Refer to Securities Act Rules C&DI Question 212.11.

Response: The Company did not engage in the offer or sale of its securities using the prospectus during which time the audited financial statements in the prospectus were not current.

*****

Sincerely,

/s/ Jerry Katzman
Jerry Katzman
Chief Executive Officer

United States Securities & Exchange Commission

December 28, 2023

Schedule A

Registration Statement 333-258528

Name of Stockholder	Original Amount Registered	Amount Registered in POST AM NO 3	Amount Registered POST AM NO 4	Note

Jeffrey Banister and Milissa Banister JT	1,250	1,000	100	11,250 warrants expired so we can’t register the full amount originally filed, we can register the maximum amount of shares they own.
Hayden Hosford	15,000	16,000	15,000	Mr. Hosford owns 160,000 shares and we registered 10% of that in POST AM NO 3. In POST AM NO 4 we have registered 15,000 shares as originally filed
Dana Seymour	785	1,285	785	Ms. Seymour owns 12,850 shares and we registered 10% of that in POST AM NO 3. In POST AM NO 4 we registered 785 shares as originally filed.
Joseph Caprioni	1,000	2,000	1,000	Mr. Caprioni owns 20,000 shares and we registered 10% of that in POST AM NO 3. In POST AM NO 4 we registered 1,000 shares as originally filed.
The Kinnear Trust dated July 13, 2000	500	1,500	500	The Kinnear Trust owns 15,000 shares and we registered 10% of that in the POST AM NO 3. In POST AM NO 4 we registered 500 shares as originally filed.

United States Securities & Exchange Commission

December 28, 2023

Name of Stockholder	Original Amount Registered	Amount Registered in POST AM NO 3	Amount Registered POST AM NO 4	Note
Richard & Pamela Wyatt	1,250	0	0	Warrants expired so we can’t register the full amount originally filed.
Eric P. Werner and Michele A. Werner	1,676	1,667	1,676	The Werners own 16,672 shares and we registered 10% of that in the POST AM NO 3. In POST AM NO 4 we registered 1,676 shares as originally filed.
Lori Rheaume	1,020	1,520	1,020	Ms. Rheaume owns 15,200 shares and we registered 10% of that in the POST AM NO 3. In POST AM No 4 we registered 1,020 shares as originally filed.
Scott Rowe	1,000	0	0	Mr. Rowe is no longer with the company and his options are no longer valid so we can’t register the full amount originally filed.
Lanier W. Moore II Trustee	12,000	17,500	12,000	Mr. Moore owns 175,000 shares and we registered 10% of that in the POST AM NO 3. In POST AM No 4 we registered 12,000 shares as originally filed.
Hans Van Boldrik	500	1,500	500	Mr. Van Boldrik owns 15,000 shares and we registered 10% of that in the POST AM NO 3. In POST AM No 4 we registered 500 shares as originally filed.

United States Securities & Exchange Commission

December 28, 2023

Name of Stockholder	Original Amount Registered	Amount Registered in POST AM NO 3	Amount Registered POST AM NO 4	Note
Fred Chasalow	4,000	6,500	4,000	Mr. Chasalow owns 65,000 shares and we registered 10% of that in the POST AM NO 3. In POST AM No 4 we registered 4,000 shares as originally filed.
Bayern Capital, LLC	506,700	466,620	506,700	Bayern Capital owns 4,666,200 shares so we registered 10% of that in the POST AM NO 3. In POST AM No 4 we registered 506,700 shares as originally filed.
Herbert Gould	35,000	31,500	35,000	Mr. Gould owns 315,000 shares so we registered 10% of that in the POST AM NO 3 In POST AM No 4 we registered 35,000 shares as originally filed.
Eugene Harrison	3,000	5,000	3,000	Mr. Harrison owns 50,000 shares so we registered 10% of that in the POST AM NO 3. In POST AM No 4 we registered 3,000 shares as originally filed.